Exhibit 99.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

Bezeq - The Israel Telecommunication
Corporation Ltd.
The Board of Directors’ Report on the State of
the Company’s Affairs for the Period Ended
March 31, 2014

B - 1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. ( “the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2014 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2013 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television (presented using the equity method)

It is noted that the Company’s financial statements include an "Others" segment, which comprises mainly online content, commerce and classified advertisement services (through Walla, Walla Shops, Yad-2 and other websites) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

	1-3.2014	1-3.2013	(Decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	457	497	(40)	(8.0)
EBITDA (operating profit before depreciation and amortization)	1,002	1,089	(87)	(8.0)

Year-on-year, quarterly results were affected mainly by a decrease in the Group’s revenues, and in other operating income, net. This decrease was mainly offset by a reduction in operating expenses and tax expenses.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.	The Board of Directors’ Explanations for the State of the Company’s Affairs, the Results of its Operations, Equity, Cash Flows, and Additional Matters

1.1	Financial position

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,394	2,085	309	14.8	This increase was attributable to the Domestic Fixed-Line Communications segment.
Current and non-current trade and other receivables	3,410	4,227	(817)	(19.3)
This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from instalment-based handset sales, and a decrease in service revenues.

Other current assets	150	242	(92)	(38.0)
This decrease was attributable to a decrease in inventory in the Cellular Communications and the Domestic Fixed-Line Communications segments, and a decrease in assets held for sale in the Domestic Fixed-Line Communications segment.

Other non-current assets	9,449	9,539	(90)	(0.9)
Total assets	15,403	16,093	(690)	(4.3)
Debt to financial institutions and bondholders	9,717	9,388	329	3.5
This increase was mainly attributable to Domestic Fixed-Line Communications operations, following a bond issue in 2013, effected as an expansion of existing bond series. This increase was mostly offset by repayment of bonds and loans in the Domestic Fixed-Line Communications, and Cellular Communication segments.

Other liabilities	3,594	3,738	(144)	(3.9)	This decrease was mainly attributable to a reduction in dividends payable.
Total liabilities	13,311	13,126	185	1.4
Total equity	2,092	2,967	(875)	(29.5)
The decrease in equity was attributable to the Group’s earnings, less dividend payments. In the present Quarter, a dividend was proposed for the Group’s earnings in the second half of 2013. No dividend was recommended in the same quarter last year (it was recommended in the second quarter of 2013). Equity comprises 13.6% of the balance sheet total, as compared to 18.4% of the balance sheet total on March 31, 2013.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2	Results of operations

1.2.1	Highlights

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	2,311	2,405	(94)	(3.9)	The decrease was attributable to fixed-line telephone revenues in the Domestic Fixed-Line Communications segment, and service revenues in the Cellular Communications segment.
Depreciation and amortization expenses	314	328	(14)	(4.3)	The decrease was attributable to the Cellular Communications segment.
Salary expenses	448	499	(51)	(10.2)	This decrease was attributable to the Domestic Fixed-Line Communications segment.
General and operating expenses	869	889	(20)	(2.2)	This decrease was attributable to the Domestic Fixed-Line Communications segment and was partially offset by an increase in the Cellular Communications segment.
Other operating income, net	8	72	(64)	(88.9)	This decrease was attributable to the Domestic Fixed-Line Communications segment.
Operating profit	688	761	(73)	(9.6)
Finance expenses, net	42	24	18	75.0	The bulk of the increase in net finance expenses was attributable to a decrease in net finance income from the Cellular Communications segment.
Share in losses of investees	19	40	(21)	(52.5)	This decrease was attributable to a reduction in the losses posted by the Multichannel Television segment.
Income tax	170	200	(30)	(15.0)	The decrease was attributable to the Domestic Fixed-Line Communications and Cellular Communications segments.
Profit for the year	457	497	(40)	(8.0)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments.

	1-3.2014		1-3.2013
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,077	46.6	1,129	46.9
Cellular Communications	917	39.7	964	40.1
International Communications, Internet and NEP Services	355	15.4	346	14.4
Multi-Channel Television	424	18.3	404	16.8
Other and offsets*	(462)	(20.0)	(438)	(18.2)
Total	2,311	100	2,405	100

	1-3.2014		1-3.2013
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	504	46.8	535	47.4
Cellular Communications	126	13.7	174	18.1
International Communications, Internet and NEP Services	58	16.3	56	16.2
Multi-Channel Television	73	17.2	67	16.6
Other and offsets*	(73)	-	(71)	-
Consolidated operating profit/ % of Group revenues	688	29.8	761	31.6

(*)	Offsets are mainly attributable to the Multi-Channel Television segment, an associate company.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Telephony	426	510	(84)	(16.5)	This decrease was mainly attributable to a decrease in the average revenue per line, primarily due to the reduction in fixed call termination rates beginning December 1, 2013.
Internet - infrastructure	332	310	22	7.1
This increase was mainly attributable to growth in the number of Internet subscribers. The increase was partially offset by a decrease in revenues from home router sales following a change from sales to rentals.

Transmission, data communications and others	319	309	10	3.2	This increase was attributable to data communications and transmission revenues.
Total revenues	1,077	1,129	(52)	(4.6)
Depreciation and amortization expenses	168	167	1	0.6
Salary expenses	223	270	(47)	(17.4)	This decrease was mainly attributable to a decrease in the number of employee positions, share-based payments, and annual bonus.
General and operating expenses	190	230	(40)	(17.4)
This decrease was mainly attributable to a reduction in connectivity fees to communication carriers (mainly fixed-line) and a reduction in terminal equipment costs following a transition from selling home network routers, to rental.

Other operating income, net	8	73	(65)	(89.0)	Other income, net was down due mainly to a decrease in capital gains on real estate and copper sales, and increased costs for termination of employment by way of early retirement.
Operating profit	504	535	(31)	(5.8)
Finance expenses, net	56	52	4	7.7
Net finance expenses were up mainly due to a decrease in finance income on shareholder loans to DBS, as a result of the negative CPI change in the present quarter, as opposed to a positive CPI change in the same quarter last year.

Income tax	116	135	(19)	(14.1)
The tax rate on profit after finance expenses, net was 25.9%, as compared to 28% last year. This decrease in the tax rate was attributable to an increase in the tax-deductible portion of share-based payments in the present quarter, and due to dividend revaluation expenses recognized in the same quarter last year which are not recognized as a tax expense. The decrease was partially offset by an increase in the corporate income tax rate in 2014.

Segment profit	332	348	(16)	(4.6)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2.2	Operating segments

C	Cellular Communications segment

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	637	714	(77)	(10.8)
Service revenues were down due to market competition driving down rates and migration of existing customers to cheaper bundles at current market prices, both of which served to lower ARPU. Revenues were also down due to a decrease in the number of subscribers.

Terminal equipment sales	280	250	30	12.0	Revenues from terminal equipment sales were up due mainly to higher sales volumes on data products such as tablets and laptops.
Total revenues	917	964	(47)	(4.9)
Depreciation and amortization expenses	106	121	(15)	(12.4)	This decrease was mainly attributable to assets whose amortization period has ended.
Salary expenses	109	114	(5)	(4.4)
General and operating expenses	576	555	21	3.8
This increase was mainly attributable to higher sales costs on terminal equipment due to higher sales volumes. This increase was partially offset by a reduction in call completion fees, mainly due to lower fixed-line call termination rates.

Operating profit	126	174	(48)	(27.6)
Finance income, net	18	29	(11)	(37.9)
Net finance income was down mainly due to a decrease in credit reflected in instalment-based terminal equipment sales. Results were also affected by a decrease in other interest income, partially offset by a decrease in interest expenses following a reduction in the average debt.

Income tax	36	50	(14)	(28.0)	The decrease was attributable to the reduction in income before taxes.
Segment profit	108	153	(45)	(29.4)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	355	346	9	2.6
This increase was attributable to revenues from enterprise communication solutions (ICT), and higher internet revenues due to growth in the number of subscribers. This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from cellular market migration to plans offering unlimited international calls.

Depreciation and amortization expenses	32	31	1	3.2
Salary expenses	75	73	2	2.7	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
General and operating expenses	190	186	4	2.2	This increase was attributable to an increase in ICT expenses, partially offset by a decrease in expenses for outgoing calls, along with the above revenues.
Operating profit	58	56	2	3.6
Finance expenses, net	2	4	(2)	(50)
Share in the earnings of associates	1	-	1	-
Tax expenses	15	15	-	-
Segment profit	42	37	5	13.5

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.2.2	Operating segments

E	Multi-Channel Television

	1-3.2014	1-3.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	424	404	20	5.0	This increase was mainly attributable to subscriber growth.
Cost of revenues	269	258	11	4.3	This increase was mainly attributable to increased depreciation expenses and utilized broadcasting rights.
Sales, marketing, general and administrative expenses	82	78	4	5.1	This increase was mainly attributable to higher salary costs.
Operating profit	73	67	6	9.0
Finance expenses, net	107	128	(21)	(16.4)
This decrease was mainly attributable to linkage differences on bonds and shareholder loans, due to the decrease in the CPI in the present Quarter, as opposed to an increase in the CPI recorded in the same quarter last year

Segment loss	(34)	(61)	27	(44.3)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

1.3	Cash Flow

	1-3.2014	1-3.2013	Change		Explanation
	NIS millions	NIS millions	NIS millions	%
Cash flow from operating activities	1,043	972	71	7.3
This increase was mainly attributable to changes in working capital in the Domestic Fixed-Line Communications and the Cellular Communications segments, which were partially offset by a decrease in net profit.

Cash flows used in investment activities	(497)	(675)	178	(26.4)	In the present Quarter, there was a decrease in the net acquisition of financial assets held for trade in the Domestic Fixed-Line Communications segment.
Cash flows used in financing activities	(107)	(190)	83	(43.7)	No debts were repaid in the present Quarter in the Domestic Fixed-Line Communications segment.
Increase in cash	439	107	332	310

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and bond holders: NIS 9,772 million.

Supplier credit: NIS 672 million.

Short-term credit to customers: NIS 2,575 million. Long-term credit to customers: NIS 623 million.

As of March 31, 2014, the Group had a working capital surplus of NIS 1,059 million, as compared to a working capital surplus of NIS 1,251 million on December 31, 2013.

This decrease was attributable to a reduction in the working capital surplus of the Cellular Communications and Domestic Fixed-Line Communications segments, due to a decrease in current assets.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

2.	Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

2.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D to the Company's Periodic Report for 2013.

2.2	Financial statements approval process

A.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of May 22, 2014, and May 25, 2014.

The Committee’s meeting of May 25, 2014, was attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Company CEO, Ms. Stella Handler; Deputy CEO and CFO, Mr. David "Dudu" Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers. The Committee’s meeting of May 22, 2014, was attended, in addition to the above, by the Company secretary, Mrs. Linor Yochelman

B.
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on May 25, 2014.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on May 28, 2014.

D.
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the first quarter of 2014.

3.	Disclosure Concerning the Company’s Financial Reporting

3.1
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

3.2	Material events subsequent to the financial statements’ date

For information on material events subsequent to the financial statements’ date, see Note 13 to the financial statements.

4.	Details of debt certificate series

On May 13, 2014, Standard & Poor’s Maalot Ltd. (“Maalot”) affirmed its ilAA/Stable rating for the Company's bonds (Series 5-8). For current and historical ratings data for the bonds, see the Company’s (amended) immediate report of May 15, 2014 (ref. no. 2014-01-064836) (Maalot) and November 19, 2013 (ref. no. 2013-01-196218) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2014

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2014, see the Company's reporting form on the MAGNA system, dated May 29, 2014.

We thank the managers of the Group’s companies, its employees, and shareholders.

/s/ Shaul Elovitch	/s/ Stella Handler
Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: May 28, 2014